BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee,
Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211
                                       February 14, 1997
Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Grey Advertising Inc - Class A


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing

submission through the EDGAR-Link System software, by E-

Mail confirmation.

                                   Sincerely,

                                   Linda Assali





Enclosures




             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549




                       SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*

                    Grey Advertising Inc
           _______________________________________
                       NAME OF ISSUER:
          Common Stock - Class A (Par Value
           $1.00)
           _____________________________________
           __
                          TITLE OF CLASS OF
                          SECURITIES 397838103
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
             (Continued on following page(s))



CUSIP No. 397838103                Page 1 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for an employee benefit plan 13-6180473
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
               (A)  [ ]
               (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       Bankers Trust Company         1,900

shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     Bankers Trust Company             0

shares

  EACH         7. SOLE DISPOSITION POWER

  REPORTING    Bankers Trust Company         2,300

shares

  PERSON       8. SHARED DISPOSITION POWER

  WITH         Bankers Trust Company             0

shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
               Bankers Trust Company         2,300
shares


CUSIP No. 397838103                Page 2 of 7 Pages
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)

   EXCLUDES CERTAIN SHARES  [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust Company  0.2%

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK


CUSIP No. 397838103                Page 3 of 7 Pages


          DISCLAIMER OF BENEFICIAL OWNERSHIP
THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
BANK) IS, FOR THE PURPOSE OF SECTION 13(g)OF THE
SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH
IN ITEM 4(a)(ii) HEREOF.
Item 1(a) NAME OF ISSUER:

          Grey Advertising Inc

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          777 Third Avenue
          New York, NY  10017

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for employee benefit plans.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company, as Trustee for employee benefit plans, are both corporations incorporated in the State of New York with their principal business offices located in New York.




CUSIP No. 397838103                Page 4 of 7 Pages


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock - Class A (Par Value $1.00) of

          Grey Advertising Inc, a Delaware corporation.

Item 2(e) CUSIP NUMBER:

          397838103

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

          (g)  [X] Parent Holding Company, in accordance

          with Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the

Act. Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          (i) As of December 31, 1996, Bankers Trust
          Company, as Trustee for employee benefit plans
          (the Bank), was the beneficial owner of 2,300 shares of common stock.


          (ii) It was also the record owner of 50,136
          shares held by the Bank as trustee of the Grey
          Advertising Inc. Profit Sharing ESOP Plan (the
          Plan) with respect to which the bank disclaims
          beneficial ownership.
               The Plan states that each Plan participant
          shall have the right to direct the manner in
          which shares of common stock shall be voted at
          all stockholders meetings. The Department of
          Labor has expressed the view that, under certain
          circumstances, ERISA may require the Trustee to
          vote shares which are not allocated to
          participants accounts and unvoted shares.
          Since,
CUSIP No. 397838103                Page 5 of 7 Pages


          in the view of the Bank and Bankers Trust New
          York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency, and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.

     (b)  Percent of Class:

          The stock described in Item 4(a) above as to which the Bank acknowledges beneficial ownership constitutes 0.3% of the Issuer s outstanding
          Common Stock. The stock as to which the Bank disclaims beneficial ownership constitutes 5.7% of the Issuer s outstanding stock.

      (c)  Number of shares as to which the Bank has:

      (i)  sole power to vote or to direct the vote -

        Bankers Trust Company         1,900 shares

     (ii) shared power to vote or to direct the vote -

        Bankers Trust Company             0 shares

     (iii)sole power to dispose or to direct the
          disposition of -
        Bankers Trust Company         2,300 shares

     (iv) shared power to dispose or to direct the
          disposition of -
        Bankers Trust Company             0 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.




CUSIP No. 397838103                Page 6 of 7 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer s employee benefit plan, for which the bank serves as Trustee, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.






CUSIP No. 397838103                Page 7 of 7 Pages
SIGNATURE:

     After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information
set forth in this statement is true, complete and
correct.
Date:     as of December 31, 1996
Signature:     Bankers Trust New York Corporation
By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for
an
               employee benefit plan.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company